Contact Information:

Investor Relations:	**Media Relations:**
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR THIRD QUARTER OF FISCAL YEAR 2010

-- Net Income of $44.9 Million, or $0.28 per Diluted Share --
-- Real Estate Lease Losses Reduced Diluted EPS by $0.11 per Share --
-- Cash Income, As Adjusted, of $93.2 Million --
-- Debt Reduced by $550 Million in January 2010 --

Baltimore, Maryland -- January 21 -- Legg Mason, Inc. (NYSE: LM) today reported its operating results for the third fiscal quarter ended December 31, 2009.

The Company reported net income of $44.9 million, or $0.28 per diluted share including $0.11 per diluted share in real estate lease losses, as compared with $45.8 million or $0.30 per share in the previous quarter. The second quarter included $22.0 million, or $0.09 per diluted share in transaction costs related to the exchange of equity units. Cash income, as adjusted, for the third quarter was $93.2 million, as compared to $90.0 million in the second quarter of fiscal 2010.

Assets Under Management ("AUM") were $681.6 billion, down 3% from $702.7 billion at September 30, 2009, driven by outflows, and were down 2% from December 31, 2008 AUM of $698.2 billion.

(Amounts in millions, except per share amounts)

		Quarters Ended			Nine Months Ended	
		Dec 2009	Sept 2009	Dec 2008	Dec 2009	Dec 2008
Operating Revenues	$	690.5 $	659.9 $	720.0	$ 1,963.5	$ 2,740.2
Operating Expenses		611.3	582.0	1,793.0	1,748.1	3,364.0
Operating Income (Loss)		79.2	77.9	(1,073.0)	215.4	(623.8)
Net Income (Loss) [1]		44.9	45.8	(1,492.8)	140.8	(1,637.7)
Cash Income (Loss), as adjusted [2]		93.2	90.0	(756.6)	270.0	(449.9)
Net Income (Loss) Per Share – Diluted [1]		0.28	0.30	(10.59)	0.92	(11.64)
Cash Income (Loss) Per Share, as adjusted [2]		0.57	0.59	(5.37)	1.76	(3.20)

(1) Net income represents net income (loss) attributable to Legg Mason, Inc.
(2) Please see Supplemental Data below for non-GAAP performance measures.

Comments on the Results of the Third Quarter of Fiscal Year 2010

Mark R. Fetting, Chairman and CEO, said, "Overall, we are pleased with the continued progress achieved in the quarter, particularly, the significant improvement of performance at many of our investment managers over the same period a year ago. While outflows increased this quarter, stronger performance at Western Asset and Permal led to substantially higher performance fees. Operating margins, as adjusted have improved over the past three quarters and net income and cash income, as adjusted, excluding real estate lease losses this quarter, continued to trend in the right direction. We have reduced our overall debt significantly, leaving us with $1 billion in corporate cash to reinvest in our business.

However, we can pick up the pace in restoring growth and improving margins. We are cognizant of the fact that it takes some time for flows to follow performance and we are working hard in conjunction with our distribution teams to position ourselves to capture assets as improved performance continues to reflect in our medium and longer term numbers. We will also increase our vigilance on cost and efficiencies."

Assets Under Management Decreased to $682 Billion

AUM decreased 3% to $681.6 billion as compared with $702.7 billion at September 30, 2009. AUM decreased 2% from $698.2 billion at December 31, 2008.

- Total outflows were approximately $33 billion for the quarter ended December 31. Fixed income, equity and liquidity outflows were $24 billion, $4 billion and $5 billion, respectively.

- At December 31, 2009, fixed income represented 54% of total AUM, equity 25% and liquidity 21%.

- AUM for U.S. domiciled clients was 65% of total AUM and, for non-US clients, 35%. By business division, 69% of AUM was in the Americas Division and 31% of AUM was in the International Division.

- Average AUM during the quarter was $693.3 billion as compared to $684.0 billion in the second quarter of fiscal 2010 and $745.1 billion in the third quarter of fiscal 2009.

Comparison to the Second Quarter of Fiscal Year 2010

Net income was $44.9 million or $0.28 per diluted share as compared to $45.8 million or $0.30 per diluted share in the second quarter. The current quarter included charges of $28.3 million pre-tax or $0.11 per diluted share related to sublease agreements entered into during the quarter. The prior quarter included $22.0 million, or $0.09 per diluted share in costs related to the exchange of equity units.

- Revenues of $690.5 million were up 5% from $659.9 million in the quarter ended September 30, 2009. This reflects an increase in performance fees earned in the quarter and higher average AUM.

- Operating expenses of $611.3 million increased 5% from $582.0 million in the second quarter of fiscal 2010. The increase was primarily attributable to the $28.3 million in real estate lease losses and $5.4 million related to a closed-end fund launch. Excluding these charges operating expenses were essentially flat compared to the prior quarter.

- Operating margin was 11.5% as compared to 11.8% in second quarter of fiscal 2010. Operating margin, as adjusted[1], was 17.9% as compared to 21.0% in the second fiscal quarter. The impact of the real estate lease losses on the operating margin, as adjusted, was 5.5%.

- Other non-operating income (expense) was ($6.9) million, as compared to ($2.9) million in the second quarter of fiscal 2010, which included $22.0 million in transaction costs from the exchange of equity units. In addition, gains on funded deferred compensation plan and seed investments that are offset in compensation and benefits were $12.6 million in the current quarter as compared to $24.1 million in the second quarter. Gains on corporate investments, primarily seed investments, were $7.5 million as compared with $16.2 million in the previous quarter.

- Cash income, as adjusted, was $93.2 million, or $0.57 per diluted share, as compared to cash income, as adjusted, of $90.0 million or $0.59 per diluted share in the second quarter.

- Pre-tax profit margin decreased to 10.5% from 11.4% in the second quarter. Pre-tax profit margin, as adjusted, was 14.1%, compared to 14.3% in the second quarter of 2010.

Comparison to the Third Quarter of Fiscal Year 2009
Net income was $44.9 million or $0.28 per diluted share, up from a net loss of $1.5 billion or $10.59 per diluted share, in the third quarter of fiscal 2009 as the prior year's third quarter results included significant money market fund support and impairment charges.

- Revenues of $690.5 million decreased 4% from the prior year quarter, driven by a decline in fees earned due to lower average AUM.

- Operating expenses decreased by 66% from the prior year quarter. This was primarily due to impairment charges incurred in the December 2008 quarter of $1.2 billion.

- Operating margin was 11.5% as compared to a loss in the prior year quarter. Operating margin, as adjusted, was 17.9% as compared with 20.9% for the prior year quarter.

- Other non-operating income (expense) in the third quarter was ($6.9) million as compared to ($1.2) billion in the prior year quarter, primarily due to $1.1 billion in money market fund support charges in the prior year period.

- Cash income, as adjusted, was $93.2 million, or $0.57 per diluted share, as compared to a cash loss, as adjusted, of $756.6 million for the quarter ended December 31, 2008, or $5.37 per diluted share.

- Pre-tax profit margin increased to 10.5% from a loss in the third fiscal quarter of 2009. The pre-tax profit margin, as adjusted, was 14.1%, as compared with 4.7% in the prior year quarter.

---

[1] Please see supplemental data below

Quarterly Business Developments

Product

- Legg Mason raised $315.8 million, assuming full exercise of the underwriters' over allotment option, in the Western Asset Global Corporate Defined Opportunity Fund, their third and largest closed-end fund offering during 2009.

- ClearBridge Advisors was selected by Pax World and Morningstar to serve as a subadvisor in their new SRI Asset Allocation offering in four strategies: Aggressive Growth, Growth, Moderate and Conservative.

- The Legg Mason Permal Global Absolute fund, a Dublin domiciled fund was launched in October and registered in the UK.

Performance

- At December 31, 2009, 69% of Legg Mason's long-term U.S. fund assets were beating their Lipper category averages for the 1-year period; 69% for the 3-year period; 67% for the 5-year period and 81% for the 10-year period.

- 52% of Legg Mason's U.S. Mutual fund assets were rated 4 or 5 stars by Morningstar, including 92% of Royce's fund assets, at December 31, 2009.

- At December 31, 2009, all nine Western Asset Funds outperformed their benchmarks for the quarter-to-date period and eight of nine outperformed their benchmarks for the 1-year period, while longer term performance versus benchmarks continue to improve.

- At December 31, 2009, eight of 13 funds managed by ClearBridge outperformed their benchmarks for the 1-year period, seven of 13 outperformed for the 3-year period and 11 of 13 outperformed for the 10-year period.

- At December 31, 2009, 14 of 25 funds managed by Royce & Associates outperformed their benchmarks for the quarter-to-date period, 17 of 22 outperformed for the 1-year period, and 18 of 20 outperformed for the 3-year period.

- At December 31, 2009, all six funds managed by LM Capital Management outperformed their benchmarks for the 1-year period, although longer term performance remains challenged.

Balance Sheet
At December 31, 2009, Legg Mason's cash position was $1.4 billion. Total debt was $2.0 billion and stockholders' equity was $5.8 billion. The ratio of total debt to total capital (total equity plus total debt) was 25%. In January 2010, the Company received a tax refund of $459 million and subsequently paid down a $550 million term loan, bringing the ratio of total debt to total capital to 20%.

Conference Call to Discuss Results
A conference call to discuss the Company's results, hosted by Mr. Fetting, will be held at 8:30 a.m. E.S.T. today. The call will be open to the general public. Interested participants should access the call by dialing 1-866-814-8470 (or for international calls 1-703-639-1369) at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website (www.leggmason.com/investor_relations.aspx) shortly after the release of the quarter ended December 31, 2009 financial results.

A replay of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-888-266-2081 (or for international calls 1-703-925-2533), access Pin Number 1426214 after the completion of the call. Please note that the replay will be available beginning at 2:00 p.m., E.S.T. on Thursday, January 21, 2010 and ending on February 4, 2010.

About Legg Mason
Legg Mason is a global asset management firm, with $681.6 billion in assets under management as of December 31, 2009. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2009 and in the Company's quarterly reports on Form 10-Q.

LEGG MASON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Nine Months Ended	
	December 2009	September 2009	December 2008	December 2009	December 2008
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 208,860	$ 206,972	$ 225,156	$ 606,720	$ 824,947
Funds	350,767	347,371	389,367	1,026,162	1,499,754
Performance fees	31,546	9,566	2,910	46,796	16,492
Distribution and service fees	97,900	94,619	99,990	279,220	389,285
Other	1,406	1,368	2,565	4,561	9,678
Total operating revenues	690,479	659,896	719,988	1,963,459	2,740,156
Operating Expenses:					
Compensation and benefits	287,657	287,559	195,238	844,028	895,089
Distribution and servicing	177,660	174,388	202,502	524,512	789,344
Communications and technology	39,845	40,538	45,140	120,873	144,511
Occupancy	63,225	35,689	70,656	131,498	138,555
Amortization of intangible assets	5,746	5,664	9,252	17,038	28,475
Impairment charges	-	-	1,225,100	-	1,225,100
Other	37,198	38,174	45,105	110,163	142,927
Total operating expenses	611,331	582,012	1,792,993	1,748,112	3,364,001
Operating Income (Loss)	79,148	77,884	(1,073,005)	215,347	(623,845)
Other Non-Operating Income (Expense)					
Interest income	2,225	1,737	8,468	5,783	52,761
Interest expense	(29,241)	(28,565)	(45,588)	(101,196)	(135,883)
Fund support	-	5,613	(1,085,296)	23,171	(1,676,810)
Other income (expense)	20,107	18,324	(75,606)	84,831	(112,945)
Total other non-operating income (expense)	(6,909)	(2,891)	(1,198,022)	12,589	(1,872,877)
Income (Loss) before Income Tax Provision (Benefit)	72,239	74,993	(2,271,027)	227,936	(2,496,722)
Income tax provision (benefit)	26,006	27,671	(778,047)	82,057	(858,672)
Net Income (Loss)	46,233	47,322	(1,492,980)	145,879	(1,638,050)
Less: Net income (loss) attributable to noncontrolling interests	1,311	1,548	(148)	5,129	(356)
Net Income (Loss) attributable to Legg Mason, Inc.	$ 44,922	$ 45,774	$ (1,492,832)	$ 140,750	$ (1,637,694)
Net income (Loss) per share attributable to Legg Mason, Inc. common shareholders:					
Basic	$ 0.28	$ 0.30	$ (10.59)	$ 0.93	$ (11.64)
Diluted	$ 0.28	$ 0.30	$ (10.59)	$ 0.92	$ (11.64)
Weighted average number of shares outstanding:					
Basic	160,815	151,267	141,019	151,417	140,652
Diluted [1]	162,949	153,224	141,019	153,559	140,652

[1] Diluted shares are the same as basic shares for periods with a loss

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.
TO CASH INCOME (LOSS), AND CASH INCOME, AS ADJUSTED [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Nine Months Ended	
	December 2009	September 2009	December 2008	December 2009	December 2008
Net Income (Loss) attributable to Legg Mason, Inc.	$ 44,922	$ 45,774	$ (1,492,832)	$ 140,750	$ (1,637,694)
Plus:					
Amortization of intangible assets	5,746	5,664	9,252	17,038	28,475
Deferred income taxes on intangible assets	33,855	34,023	37,260	103,175	107,115
Deferred income taxes on impairment charges	-	-	(374,353)	-	(374,353)
Imputed interest on convertible debt [2]	8,632	8,587	8,105	25,583	24,020
Cash Income (Loss)	93,155	94,048	(1,812,568)	286,546	(1,852,437)
Plus (Less):					
Net money market fund support (gains) losses [3]	-	(4,041)	662,577	(16,565)	1,009,130
Impairment charges	-	-	1,225,100	-	1,225,100
Less:					
Net loss on sale of SIV securities [3]	-	-	(831,699)	-	(831,699)
Cash Income, as adjusted	$ 93,155	$ 90,007	$ (756,590)	$ 269,981	$ (449,906)
Net Income (Loss) per Diluted Share attributable to Legg Mason, Inc. common shareholders	$ 0.28	$ 0.30	$ (10.59)	$ 0.92	$ (11.64)
Plus:					
Amortization of intangible assets	0.03	0.04	0.07	0.11	0.20
Deferred income taxes on intangible assets	0.21	0.22	0.26	0.67	0.75
Deferred income taxes on impairment charges	-	-	(2.65)	-	(2.65)
Imputed interest on convertible debt [2]	0.05	0.05	0.06	0.17	0.17
Cash Income (Loss) per Diluted Share	0.57	0.61	(12.85)	1.87	(13.17)
Plus (Less):					
Net money market fund support (gains) losses [3]	-	(0.02)	4.70	(0.11)	7.17
Impairment charges	-	-	8.68	-	8.71
Less:					
Net loss on sale of SIV securities [3]	-	-	(5.90)	-	(5.91)
Cash Income per Diluted Share, as adjusted	$ 0.57	$ 0.59	$ (5.37)	$ 1.76	$ (3.20)

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures

[2] Effective April 1, 2009, Legg Mason was required to retroactively impute (non-cash)
interest expense on convertible debt using an effective interest rate that would have been attributable to
nonconvertible debt at the original date of issuance. This adjustment also includes the actual tax benefits relating to
the convertible debt that are not recognized for GAAP purposes.

[3] Includes related adjustments to operating expenses, if applicable, and income tax provision (benefit).

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED AND
PRE-TAX PROFIT MARGIN, AS ADJUSTED [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			For the Nine Months Ended	
	December 2009	September 2009	December 2008	December 2009	December 2008
Operating Revenues, GAAP basis	$ 690,479	$ 659,896	$ 719,988	$ 1,963,459	$ 2,740,156
Less:					
Distribution and servicing expense	177,660	174,388	202,502	524,512	789,344
Operating Revenues, as adjusted	$ 512,819	$ 485,508	$ 517,486	$ 1,438,947	$ 1,950,812
Operating Income (Loss)	$ 79,148	$ 77,884	$ (1,073,005)	$ 215,347	$ (623,845)
Add (Less):					
Gains (losses) on deferred compensation and seed investments	12,615	24,133	(43,981)	68,134	(69,051)
Impairment charges	-	-	1,225,100	-	1,225,100
Operating Income, as adjusted	$ 91,763	$ 102,017	$ 108,114	$ 283,481	$ 532,204
Operating margin, GAAP basis	11.5 %	11.8 %	(149.0) %	11.0 %	(22.8) %
Operating margin, as adjusted	17.9	21.0	20.9	19.7	27.3
Income (Loss) before Income Tax Provision (Benefit), GAAP Basis	$ 72,239	$ 74,993	$ (2,271,027)	$ 227,936	$ (2,496,722)
Add (Less):					
Net money market fund support (gains) losses [2]	-	(5,613)	1,070,296	(23,171)	1,631,810
Impairment charges	-	-	1,225,100	-	1,225,100
Income (Loss) before Income Tax Provision (Benefit), as adjusted	$ 72,239	$ 69,380	$ 24,369	$ 204,765	$ 360,188
Pre-tax profit margin, GAAP basis	10.5 %	11.4 %	(315.4) %	11.6 %	(91.1) %
Pre-tax profit margin, as adjusted	14.1	14.3	4.7	14.2	18.5

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures
[2] Includes related adjustments to operating expenses, if applicable

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

		Quarters Ended			
	December 2009	September 2009	June 2009	March 2009	December 2008
By asset class:					
Equity	$ 168.7	$ 165.6	$ 143.6	$ 126.9	$ 148.4
Fixed Income	365.8	385.7	366.6	357.6	392.1
Liquidity	147.1	151.4	146.7	147.9	157.7
Total	$ 681.6	$ 702.7	$ 656.9	$ 632.4	$ 698.2
By asset class (average):					
Equity	$ 164.6	$ 155.7	$ 138.0	$ 134.2	$ 169.6
Fixed Income	378.8	377.5	362.3	370.0	408.3
Liquidity	149.9	150.8	146.9	153.2	167.2
Total	$ 693.3	$ 684.0	$ 647.2	$ 657.4	$ 745.1
By division:					
Americas	$ 472.9	$ 484.3	$ 457.1	$ 446.7	$ 490.6
International	208.7	218.4	199.8	185.7	207.6
Total	$ 681.6	$ 702.7	$ 656.9	$ 632.4	$ 698.2

Component Changes in Assets Under Management

		Quarters Ended			
	December 2009	September 2009	June 2009	March 2009	December 2008
Beginning of period	$ 702.7	$ 656.9	$ 632.4	$ 698.2	$ 841.9
Net client cash flows	(32.7)	(8.1)	(30.3)	(43.5)	(77.0)
Market performance and other	11.6	53.9	54.8	(21.7)	(66.7)
Acquisitions (Dispositions), net	-	-	-	(0.6)	-
End of period	$ 681.6	$ 702.7	$ 656.9	$ 632.4	$ 698.2

By Division

Americas

Beginning of period	$ 484.3	$ 457.1	$ 446.7	$ 490.6	$ 591.5
Net client cash flows	(21.4)	(11.8)	(27.0)	(28.4)	(47.4)
Market performance and other	10.0	39.0	37.4	(14.9)	(53.5)
Acquisitions (Dispositions), net	-	-	-	(0.6)	-
End of period	$ 472.9	$ 484.3	$ 457.1	$ 446.7	$ 490.6

International

Beginning of period	$ 218.4	$ 199.8	$ 185.7	$ 207.6	$ 250.4
Net client cash flows	(11.3)	3.7	(3.3)	(15.1)	(29.6)
Market performance and other	1.6	14.9	17.4	(6.8)	(13.2)
Acquisitions (Dispositions), net	-	-	-	-	-
End of period	$ 208.7	$ 218.4	$ 199.8	$ 185.7	$ 207.6

LEGG MASON, INC. AND SUBSIDIARIES
COMPONENT CHANGES IN ASSETS UNDER MANAGEMENT
(Amounts in billions)
(Unaudited)

	For the Nine Months Ended				For the Twelve Months Ended			
	December 2009		December 2008		December 2009		December 2008	
Beginning of period	$	632.4	$	950.1	$	698.2	$	998.5
Net client cash flows		(71.1)		(115.4)		(114.6)		(134.6)
Market performance and other		120.3		(136.0)		98.6		(164.5)
Acquisitions (Dispositions), net		-		(0.5)		(0.6)		(1.2)
End of period	$	681.6	$	698.2	$	681.6	$	698.2

By Division

	For the Nine Months Ended				For the Twelve Months Ended			
Americas								
Beginning of period	$	446.7	$	672.2	$	490.6	$	713.0
Net client cash flows		(60.2)		(81.7)		(88.6)		(90.5)
Market performance and other		86.4		(99.4)		71.5		(131.4)
Acquisitions (Dispositions), net		-		(0.5)		(0.6)		(0.5)
End of period	$	472.9	$	490.6	$	472.9	$	490.6
International								
Beginning of period	$	185.7	$	277.9	$	207.6	$	285.5
Net client cash flows		(10.9)		(33.7)		(26.0)		(44.1)
Market performance and other		33.9		(36.6)		27.1		(33.1)
Acquisitions (Dispositions), net		-		-		-		(0.7)
End of period	$	208.7	$	207.6	$	208.7	$	207.6

Use of Supplemental Data as Non-GAAP Performance Measures

As supplemental information, we are providing the following performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries:

- Cash income
- Cash income, as adjusted
- Operating margin, as adjusted
- Pre-tax profit margin, as adjusted

Cash Income (Loss) and Cash Income (Loss), as Adjusted

We define "cash income" as net income (loss) attributable to Legg Mason, Inc. plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and intangible asset impairment. We define "cash income, as adjusted" as cash income plus (less) net money market fund support losses (gains) and impairment charges less net losses on the sale of the underlying SIV securities.

We believe that cash income and cash income, as adjusted, provide good representations of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not engaged in money market fund support transactions, issued contingent convertible debt or made significant acquisitions, including any related goodwill or intangible asset impairments.

We also believe that cash income and cash income, as adjusted, are important metrics in estimating the value of an asset management business. These measures are provided in addition to net income, but are not a substitute for net income and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Further, cash income and cash income, as adjusted, are not liquidity measures and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers cash income and cash income, as adjusted, to be useful to investors because they are important metrics in measuring the economic performance of asset management companies, as indicators of value, and because they facilitate comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in money market fund support transactions, significant acquisitions, or issued contingent convertible debt.

In calculating cash income, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to net income to reflect the fact that these non-cash expenses distort comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits on indefinite-life intangibles and goodwill over time, we add them to net income in the calculation of cash income. Conversely, we subtract the income tax benefits on impairment charges that have been recognized under GAAP. We also add back imputed interest on contingent convertible debt, which is a non-cash expense, as well as the actual tax benefits on the related contingent convertible debt that are not realized under GAAP. In calculating cash income, as adjusted, we add (subtract) net money market fund support losses (gains) (net of losses on the sale of the underlying SIV securities, if applicable) and impairment charges to cash income to reflect that these charges distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions, including any related impairments.

Should a disposition or impairment charge for indefinite-life intangibles or goodwill occur, its impact on cash income and cash income, as adjusted, may distort actual changes in the operating performance or value of our firm. Also, realized losses on money market fund support transactions are reflective of changes in the operating performance and value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on cash income and cash income, as adjusted, to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating cash income or cash income, as adjusted, because these charges are related to assets that will ultimately require replacement.

Operating Margin, as Adjusted

We calculate "operating margin, as adjusted," by dividing (i) operating income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements and, impairment charges by (ii) our operating revenues less distribution and servicing expenses that are passed through to third-party distributors, which we refer to as "adjusted operating revenues". The compensation items are removed from operating income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income. We use adjusted operating revenues in the calculation to show the operating margin without distribution revenues that are passed through to third parties as a direct cost of selling our products. Legg Mason believes that operating margin, as adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on net income and because it indicates what Legg Mason's operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies.

Pre-tax Profit Margin, as Adjusted
We calculate "pre-tax margin, as adjusted," by dividing income (loss) from operations before income tax provision adjusted to exclude the impact of net money market fund support gains and losses, and impairment charges by adjusted operating revenues. Legg Mason believes that pre-tax profit margin adjusted for distribution and servicing expense, money market fund support gains and losses, and impairment charges is a useful measure of our performance because it indicates what Legg Mason's pre-tax profit margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, money market fund support gains and losses, and impairment charges that we do not consider part of our core business metrics, and thus shows the effect of these items on our pre-tax profit margin. This measure is provided in addition to the pre-tax profit margin calculated under GAAP, but is not a substitute for calculations of margin under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies.